Exhibit II
to
Schedule 13G
Joint Filing Agreement
The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated February 11, 2011 in connection with their beneficial ownership of XL Group PLC. Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.
Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt
Wade M. Voigt
Director — Fund Administration
Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Amy Johnson
Chief Operating Officer